REPORT UNDER

NATIONAL INSTRUMENT 51-102

REPORT OF VOTING RESULTS

To: Canadian Securities Administrators

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out the matters voted on at the Annual Meeting of Shareholders of Bank of Montreal (the “Bank”) held on March 22, 2011 and as such votes were conducted by ballot, the number and percentage of votes cast for, against or withheld from each vote. Each of the matters set out below is described in greater detail in the Notice of Annual Meeting of Shareholders and Management Proxy Circular which was mailed to shareholders prior to the Annual Meeting and is available at www.bmo.com/investorrelations.

The Board of Directors and management of the Bank recommended that shareholders vote FOR the election as director of each of the 16 nominees listed in the Management Proxy Circular, FOR the appointment of KPMG LLP as Auditors of the Bank, FOR the amendments to the By-laws of the Bank, FOR the advisory resolution on the Bank’s approach to executive compensation, and AGAINST Shareholder Proposal No. 1, Shareholder Proposal No. 2, Shareholder Proposal No. 3 and Shareholder Proposal No. 4.

1. Election of Directors

A ballot was conducted to vote on the resolution to appoint the following 16 nominees as Directors of the Bank to serve until the next Annual Meeting of Shareholders of the Bank or until their resignation or their successors are elected or appointed and the outcome was as follows:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Robert M. Astley	216,350,072	96.8	7,198,944	3.2
David R. Beatty	214,190,065	95.8	9,358,233	4.2
Sophie Brochu	222,218,696	99.4	1,328,982	0.6
Robert Chevrier	221,661,128	99.2	1,887,802	0.8
George A. Cope	221,471,473	99.1	2,078,383	0.9
William A. Downe	216,035,170	96.6	7,514,200	3.4
Christine A. Edwards	222,725,662	99.6	822,618	0.4
Ronald H. Farmer	216,003,901	96.6	7,545,869	3.4
David A. Galloway	215,860,910	96.6	7,688,946	3.4
Harold N. Kvisle	222,841,185	99.7	705,493	0.3
Bruce H. Mitchell	222,276,541	99.4	1,273,315	0.6
Philip S. Orsino	222,220,774	99.4	1,329,996	0.6
Martha C. Piper	216,375,181	96.8	7,174,674	3.2
J. Robert S. Prichard	215,693,589	96.5	7,856,181	3.5
Guylaine Saucier	215,630,387	96.5	7,919,469	3.5
Don M. Wilson III	216,340,511	96.8	7,209,259	3.2

2. Appointment of Shareholders’ Auditors

A ballot was conducted to vote on the resolution to appoint the firm of KPMG LLP as the auditors of the Bank for the 2011 fiscal year and the outcome was as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
233,055,221	99.5	1,195,101	0.5

3. Amendments to the By-laws of the Bank

A ballot was conducted to vote on the resolution to amend the By-laws of the Bank as outlined in the Management Proxy Circular and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
233,159,276	99.5	1,091,407	0.5

4. Advisory Resolution on Executive Compensation

A ballot was conducted to vote on the advisory resolution on the Banks’ approach to executive compensation as outlined in the Management Proxy Circular and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
207,394,064	92.8	16,146,890	7.2

5. Shareholder Proposal No. 1

A ballot was conducted to vote on a shareholder proposal regarding “critical mass of female expertise within the board” and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
41,007,728	18.3	182,520,625	81.7

6. Shareholder Proposal No. 2

A ballot was conducted to vote on a shareholder proposal regarding a “fairness ratio” and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
41,478,881	18.6	182,066,444	81.4

7. Shareholder Proposal No. 3

A ballot was conducted to vote on a shareholder proposal regarding “closure of subsidiaries and branches in tax havens” and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
26,008,827	11.6	197,510,212	88.4

8. Shareholder Proposal No. 4

A ballot was conducted to vote on a shareholder proposal regarding “additional information on the comparison with peers’ compensation” and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
42,020,422	18.8	181,520,504	81.2

Dated this 22nd day of March, 2011.

Bank of Montreal

By:	/s/ Blair F. Morrison
Blair F. Morrison Senior Vice-President, Deputy General Counsel, Corporate Affairs and Corporate Secretary